CUSIP No. 81684M 104	Page 1 of 13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

1114 Avenue of the Americas

New York, New York 10036

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 81684M 104	Page 2 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS Green Park & Golf Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,772 shares
	8	SHARED VOTING POWER 217,436 shares(1)
	9	SOLE DISPOSITIVE POWER 123,772 shares
	10	SHARED DISPOSITIVE POWER 217,436 shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,208 shares(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(3)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of 217,436 shares held directly by GPG SSF Investment, LLC.
(2)	Of these shares, 217,436 are held directly by GPG SSF Investment, LLC and 123,772 are held directly by Green Park & Golf Ventures, LLC.
(3)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 3 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS Green Park & Golf Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 120,000 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 120,000 shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of 120,000 shares held directly by GPG RM Investment, LLC.
(2)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 4 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS GPG SSF Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 217,436 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 217,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,436 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 5 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS GPG RM Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 120,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 120,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 6 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS Clay M. Heighten, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 461,208 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 461,208 shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,208 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Of these shares, 217,436 are held directly by GPG SSF Investment, LLC, 120,000 are held directly by GPG RM Investment, LLC, and 123,772 are held directly by Green Park & Golf Ventures, LLC.
(2)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 7 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS Carl D. Soderstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 461,208 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 461,208 shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,208 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Of these shares, 217,436 are held directly by GPG SSF Investment, LLC, 120,000 are held directly by GPG RM Investment, LLC, and 123,772 are held directly by Green Park & Golf Ventures, LLC.
(2)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 8 of 13

SCHEDULE 13D

CUSIP No. 81684M 104

1	NAMES OF REPORTING PERSONS Gilbert G. Garcia II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 120,000 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 120,000 shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 120,000 shares held directly by GPG RM Investment, LLC.
(2)	Based upon an aggregate of 5,123,568 shares of the Issuer’s (as defined below) common stock outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016.

CUSIP No. 81684M 104	Page 9 of 13

Item 1.	Security and Issuer

Items 1 is hereby amended and restated as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed as an amendment to the original statement on Schedule 13D relating to the Common Stock, $0.001 par value per share of Semler Scientific, Inc., a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission on April 3, 2015, as amended by Amendment No. 1 filed on October 7, 2015. This Amendment is being filed by the Reporting Persons (as defined below) to report (i) the purchase on February 15, 2017 of an aggregate of 120,000 shares of the Issuer’s common stock and (ii) the purchases between December 4, 2015 and March 17, 2016 of an aggregate of 23,139 shares of the Issuer’s common stock.

The equity securities covered by this Schedule 13D are shares of common stock, $0.001 par value, of the Issuer. The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is filed by GPG SSF Investment, LLC, a Delaware limited liability company (“GPG SSF”), GPG RM Investment, LLC, a Delaware limited liability company (“GPG RM”), Green Park & Golf Ventures, LLC, a Texas limited liability company (“GPG”), Green Park & Golf Ventures II, LLC, a Texas limited liability company (“GPG II”), Clay M. Heighten, M.D. (“Heighten”), Carl D. Soderstrom (“Soderstrom”), and Gilbert G. Garcia II (“Garcia,” and together with GPG SSF, GPG RM, GPG, GPG II, Soderstrom, and Heighten, the “Reporting Persons” and each a “Reporting Person”). Soderstrom, Heighten, and Garcia are each a United States citizen.

The principal business address of each Reporting Person is c/o Green Park & Golf Ventures, LLC, 5910 N. Central Expressway, Suite 200, Dallas, Texas, 75206.

GPG is the managing member of GPG SSF and consequently may be deemed to have voting control and investment discretion over securities owned by GPG SSF. Heighten and Soderstrom are each a manager of GPG. As a result, Heighten and Soderstrom may each be deemed to be the beneficial owner of any shares deemed to be beneficially owned by GPG and/or GPG SSF. Each of GPG, Heighten, and Soderstrom disclaims beneficial ownership of the securities directly owned by GPG SSF, except to the extent of its or his pecuniary interests therein. Each of Heighten and Soderstrom disclaims beneficial ownership of the securities directly owned by GPG, except to the extent of his pecuniary interests therein.

GPG II is the managing member of GPG RM and consequently may be deemed to have voting control and investment discretion over securities owned by GPG RM. Heighten, Soderstrom, and Garcia are each a manager of GPG II. As a result, Heighten, Soderstrom, and Garcia may each be deemed to be the beneficial owner of any shares deemed to be beneficially owned by GPG RM. Each of GPG II, Heighten, Soderstrom, and Garcia disclaims beneficial ownership of the securities directly owned by GPG RM, except to the extent of its or his pecuniary interests therein.

Each of GPG SSF and GPG RM is primarily engaged in the business of investing in securities. Each of GPG and GPG II is primarily engaged in the business of serving as a managing member of GPG SSF and GPG RM, respectively, and other companies in the business of investing in securities. Each of Heighten’s, Soderstrom’s, and Garcia’s present primary occupation is serving as principal and manager of GPG and GPG II, as applicable, at the principal business address listed above.

CUSIP No. 81684M 104	Page 10 of 13

None of the Reporting Persons or any manager, director, or executive officer of GPG SSF, GPG RM, GPG, or GPG II have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented with the following:

The 120,000 shares of the Issuer’s common stock described in Item 4 below were purchased by GPG RM for an aggregate purchase price of $300,000. The 23,139 shares of Issuer’s common stock described in Item 4 below were purchased by GPG for an aggregate purchase price of $45,489.88. The source of funding for these shares was the general working capital of the respective purchasers.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On February 13, 2017, GPG RM entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to sell to GPG RM, and GPG RM agreed to purchase from the Issuer, an aggregate of 120,000 shares of the Issuer’s common stock, at a purchase price equal to $2.50 per share. The transaction contemplated by the Securities Purchase Agreement was completed on February 15, 2017. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified by reference to full text of the Securities Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

Between December 4, 2015 and March 17, 2016, GPG purchased an aggregate of 23,139 shares of the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

GPG may be deemed to beneficially own, in the aggregate, 341,208 shares of the Issuer’s common stock, representing approximately 6.7% of the Issuer’s 5,123,568 shares stated to be outstanding as of October 28, 2016 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016). Heighten and Soderstrom may each be deemed to beneficially own, in the aggregate, 461,208 shares of the Issuer’s common stock, representing approximately 9.0% of the Issuer’s 5,123,568 shares stated to be outstanding as of October 28, 2016 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016).

GPG SSF directly beneficially owns 217,436 shares of the Issuer’s common stock. Each of GPG, Heighten, and Soderstrom by virtue of their relationships to GPG SSF (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Issuer’s common stock which GPG SSF directly beneficially owns. Each of GPG, Heighten, and Soderstrom disclaims beneficial ownership, except to the extent of its or his pecuniary interests therein.

CUSIP No. 81684M 104	Page 11 of 13

GPG directly beneficially owns 123,772 shares of the Issuer’s common stock. Each of Heighten and Soderstrom by virtue of their relationships to GPG (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Issuer’s common stock which GPG directly beneficially owns. Each of Heighten and Soderstrom disclaims beneficial ownership, except to the extent of his pecuniary interests therein.

GPG II and Garcia may each be deemed to beneficially own, in the aggregate, 120,000 shares of the Issuer’s common stock, representing approximately 2.3% of the Issuer’s 5,123,568 shares stated to be outstanding as of October 28, 2016 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2016).

GPG RM directly beneficially owns 120,000 shares of the Issuer’s common stock. Each of GPG II, Heighten, Soderstrom, and Garcia by virtue of their relationships to GPG RM (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Issuer’s common stock which GPG RM directly beneficially owns. Each of GPG II, Heighten, Soderstrom, and Garcia disclaims beneficial ownership, except to the extent of its or his pecuniary interests therein.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of February 24, 2017, by and among GPG SSF Investment, LLC, GPG RM Investment, LLC, Green Park & Golf Ventures, LLC, Green Park & Golf Ventures II, LLC, Carl D. Soderstrom, Clay M. Heighten, M.D., and Gilbert G. Garcia II

Exhibit 2:	Securities Purchase Agreement, dated as of February 13, 2017, by and among Semler Scientific, Inc. and GPG RM Investment, LLC

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2017

GPG SSF INVESTMENT, LLC
By: Green Park & Golf Ventures, LLC, its Managing Member

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Manager

GPG RM INVESTMENT, LLC
By: Green Park & Golf Ventures II, LLC, its Managing Member

/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

GREEN PARK & GOLF VENTURES, LLC

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Manager

GREEN PARK & GOLF VENTURES II, LLC

/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

/s/ Carl D. Soderstrom
Carl D. Soderstrom

/s/ Clay M. Heighten
Clay M. Heighten, M.D.

/s/ Gilbert G. Garcia II
Gilbert G. Garcia II

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement

2	Securities Purchase Agreement, dated as of February 13, 2017, by and among Semler Scientific, Inc. and GPG RM Investment, LLC